FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February     , 2005

CANON INC.

(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______________

SIGNATURE
FOR IMMEDIATE RELEASE

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)
By:	/s/ Hiroshi Kawashimo
(Signature)*
Date February 8, 2005	Hiroshi Kawashimo General Manager, Finance Division Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included. 1. Notice of Secondary Offering of Shares

February 7, 2005

FOR IMMEDIATE RELEASE

Canon Inc. President & CEO: Fujio Mitarai Securities code: 7751 [First sections of the Tokyo, Osaka and Nagoya Stock Exchanges; Fukuoka and Sapporo Stock Exchanges]

Inquiries:
Toshizo Tanaka Group Executive, Finance & Accounting Headquarters +81-3-3758-2111

Notice of Secondary Offering of Shares

Canon Inc. (the “Company”) has resolved as follows at a meeting of the Board of Directors held on February 7, 2005 in connection with the secondary offering of its shares.

Particulars:

(1)	Number of shares to be offered	5,000,000 shares of common stock of the Company
(2)	Selling Shareholder	Mizuho Corporate Bank, Ltd.
(3)	Offer Price	To be determined on any date from Monday, February 21, 2005 through Thursday, February 24, 2005 (the “Offer Price Determination Date”)
(4)	Method of secondary offering	All the shares to be offered shall be purchased by Mizuho Securities Co., Ltd. (the “Underwriter”).
The consideration of the Underwriter for such offering shall be the aggregate amount of the Offer Price minus the aggregate subscription amount to be paid by the Underwriter to the Selling Shareholder.
(5)	Subscription period	Expected to be the period from the business day following the Offer Price Determination Date through the third business day following the Offer Price Determination Date.
(6)	Delivery date	Expected to be the seventh business day following the Offer Price Determination Date.
(7)	Subscription money	The same as the Offer Price per Share.
(8)	Unit of offering	100 Shares
(9)	With respect to the foregoing, the Company submitted a Securities Notice on February 7, 2005 under the Securities and Exchange Law of Japan.
(10)	The determination of the offering price and all other matters necessary in connection with this offering has been left to the discretion of the President and CEO of the Company.

[Note]
Purpose of the offering:
The purpose of the above offering is to diversify the Company’s shareholder distribution and to improve the liquidity of its shares.

Note:	This document has been prepared as a press release to announce to the public the matters relating to the secondary offering of Company shares, and not for the purpose of inducing any investment. Any decision to make any investment must be made at the investor’s own discretion, after reviewing the offering circular (and any amendment thereto) prepared by the Company. Further, this document does not represent an offer for sale of any shares within the United States. The shares of the Company to be offered and sold in the secondary offering have not been, and will not be, registered under the U.S. Securities Act of 1933. Other than in cases where the shares have been registered under the U.S. Securities Act of 1933 or are exempt from the registration requirements, no shares of common stock of the Company may be offered or sold within the United States.